UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

RPC, Inc.
(Name of Issuer)
Common Stock, $.10 Par Value
(Title of Class of Securities)
749660 10 6
(CUSIP Number)
Stephen D. Fox Arnall Golden Gregory LLP171 17th Street NW, Suite 2100 Atlanta, GA 30363 (404) 473-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 14, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	Name of Reporting Person Gary W. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 5,199,461
8	Shared Voting Power 129,968,185*
9	Sole Dispositive Power 5,199,461
10	Shared Dispositive Power 129,968,185*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 135,167,646*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 62.6 percent*
14	Type of Reporting Person IN

*
Includes the following shares of Company common stock: (a) 515,542 shares of the Company Common Stock held in a charitable trust of which he is a co-trustee and as to which he shares voting and investment power; (b) 79,100,000 shares held by LOR, Inc., a Georgia corporation, (Mr. Gary W. Rollins is an officer and director of LOR, Inc., and has a 50% voting interest in it.); (c) 11,292,525 shares held by RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC); (d) 101,510 shares held by LOR Investment Company, LLC, a Georgia limited liability company, (LOR Investment Company, LLC is member managed, and LOR, Inc. holds a majority of all voting interests in LOR Investment Company, LLC) (e) 2,544,785 shares held by Rollins Holding Company, Inc., a Georgia corporation (Mr. Gary W. Rollins is an officer and director of Rollins Holding Company, Inc., and has a 50% voting interest in it.), (f) 15,677,032 shares held by RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC), (g) 889,242 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (h) 563,593 shares held by 1997 RRR Grandchildren’s Partnership, a Georgia general partnership, the partners of which are multiple trusts benefiting the grandchildren and more remote descendants of his deceased brother, Mr. R. Randall Rollins (Mr. Gary W. Rollins is a trustee of each such trust), (i) 4,815,173 shares held by WNEG Investments, L.P., a Georgia limited partnership, (Mr. Gary Rollins is the sole member of the sole general partner of WNEG Investments, L.P.), (j) 3,224,505 shares held by a revocable trust established by Mr. Gary W. Rollins, as to which he is the sole trustee; (k) 10,905,886 shares held by eight trusts (the “Rollins Family Trusts”) for the benefit of the children and/or more remote descendants of his deceased brother, Mr. R. Randall Rollins; and (l) 335,422 shares held by the R. Randall Rollins 2012 Trust. Does not include 1,068,606 shares currently held by the Estate of R. Randall Rollins, which shares are expected to be transferred to the R. Randall Rollins 2012 Trust (The trustee of each of the Rollins Family Trusts and the R. Randall Rollins 2012 Trust is a corporation over which Mr. Gary W. Rollins has the ability to assert control within sixty days). It is expected that the R. Randall Rollins 2012 Trust will distribute all of its Company shares following receipt of the shares from the Estate. Also includes 2,970 shares of Company Common Stock held by his wife. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

1	Name of Reporting Person RFA Management Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 889,242
8	Shared Voting Power 0
9	Sole Dispositive Power 889,242
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 889,242
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.4 percent
14	Type of Reporting Person OO

1	Name of Reporting Person LOR, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 79,100,000
8	Shared Voting Power 27,960,309*
9	Sole Dispositive Power 79,100,000
10	Shared Dispositive Power 27,960,309*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 107,060,309*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 49.6 percent*
14	Type of Reporting Person CO

*
Includes the following shares of Company common stock: (a) 101,510 shares held by LOR Investment Company, LLC, a Georgia limited liability company, (LOR Investment Company, LLC is member managed, and LOR, Inc. holds a majority of all voting interests in LOR Investment Company, LLC); (b) 15,677,032 shares held by RCTLOR, LLC, a Georgia limited liability company, (LOR, Inc. is the managing member of RCTLOR, LLC); (c) 11,292,525 shares held by RFT Investment Company, LLC, of which LOR, Inc. is the manager; and (d) 889,242 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

1	Name of Reporting Person LOR Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 101,510
8	Shared Voting Power 0
9	Sole Dispositive Power 101,510
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,510
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person OO

1	Name of Reporting Person RFT Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 11,292,525
8	Shared Voting Power 0
9	Sole Dispositive Power 11,292,525
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,292,525
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 5.2 percent
14	Type of Reporting Person OO

1	Name of Reporting Person Rollins Holding Company, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 2,544,785
8	Shared Voting Power 0
9	Sole Dispositive Power 2,544,785
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,544,785
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.2 percent
14	Type of Reporting Person CO

1	Name of Reporting Person The Gary W. Rollins Voting Trust U/A dated September 14, 1994
2	Check the Appropriate Box if a Member of a Group	(a)☐ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 0
9	Sole Dispositive Power 0
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person OO

1	Name of Reporting Person RCTLOR, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 15,677,032
8	Shared Voting Power 0
9	Sole Dispositive Power 15,677,032
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,677,032
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 7.3 percent
14	Type of Reporting Person OO

1	Name of Reporting Person 1997 RRR Grandchildren’s Partnership
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 563,593
8	Shared Voting Power 0
9	Sole Dispositive Power 563,593
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 563,593
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.3 percent
14	Type of Reporting Person PN

1	Name of Reporting Person The Gary W. Rollins Revocable Trust
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 3,224,505
8	Shared Voting Power 0
9	Sole Dispositive Power 3,224,505
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,224,505
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.5 percent
14	Type of Reporting Person OO

1	Name of Reporting Person WNEG Investments, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 4,815,173
8	Shared Voting Power 0
9	Sole Dispositive Power 4,815,173
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,815,173
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 2.2 percent
14	Type of Reporting Person PN

Item 1.
Security and Issuer

This Amendment No. 17 to Schedule 13D relates to the common stock, $0.10 par value per share (the “Common Stock”), of RPC, Inc., a Delaware corporation (the “Company”). The original Schedule 13D was filed on November 8, 1993, as amended by Amendment No. 1 filed on March 5, 1996, Amendment No. 2 filed on January 10, 2003, Amendment No. 3 filed on May 1, 2003, Amendment No. 4 filed on October 14, 2003, Amendment No. 5 filed on December 14, 2006, Amendment No. 6 filed on August 3, 2007, Amendment No. 7 filed on August 29, 2007, Amendment No. 8 filed on November 20, 2007, Amendment No. 9 filed on January 25, 2013, Amendment No. 10 filed on December 11, 2014, Amendment No. 11 filed on August 7, 2019, Amendment No. 12 filed on July 2, 2020, Amendment No. 13 filed on August 21, 2020, Amendment No. 14 filed on December 9, 2020, Amendment No. 15 filed on March 5, 2021, and Amendment No. 16 filed on May 6, 2021 (collectively, the “Schedule 13D, as amended”). The Schedule 13D, as amended, is incorporated by reference herein. The principal executive office of the Company is located at:

2801 Buford Highway NE, Suite 300
Atlanta, Georgia 30329

Item 2.
Identity and Background

1.
(a)            Gary W. Rollins is a reporting person filing this statement.

(b)
His principal business address is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)
His principal occupation is Chairman and Chief Executive Officer of Rollins, Inc., engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)
None.

(e)
None.

(f)
United States.

2.
RFA Management Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a family office investment manager.

(d)
None.

(e)
None.

3.           LOR, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

4.           LOR Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

5.           RFT Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

6.           Rollins Holding Company, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

7.           The Gary W. Rollins Voting Trust U/A dated September 14, 1994 (the “GWR Voting Trust”) is a reporting person filing this statement. GWR Voting Trust is a revocable trust established by and for the benefit of Gary W. Rollins. Gary W. Rollins is the sole trustee of GWR Voting Trust. The principal business address of GWR Voting Trust is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

8.           RCTLOR, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

9.           1997 RRR Grandchildren’s Partnership is a reporting person filing this statement. It is a Georgia general partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d)
None.

(e)
None.

10.           The Gary W. Rollins Revocable Trust is a reporting person filing this statement. It is a revocable trust established by and for the benefit of Gary W. Rollins. Gary W. Rollins is the sole trustee of The Gary W. Rollins Revocable Trust. The principal business address of The Gary W. Rollins Revocable Trust is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

11.           WNEG Investments, L.P. is a reporting person filing this statement. It is a Georgia limited partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d)
None.

(e)
None.

12.           WNEG Management Company, LLC is the general partner of WNEG Investments, L.P., which is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity, and Gary W. Rollins is its sole manager and member.

(d)
None.

(e)
None.

13.
(a)             Thomas Hamilton Claiborne is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
His address is 15 Ellensview Ct., Richmond, VA 23226.

(c)
His principal occupation is Managing Director, Mary Oppenheimer Daughters Holdings Limited, the business address of which is Mary Oppenheimer Daughters Holdings Limited, 2nd Floor Cycle 360 House, Isle of Man Business Park, Douglas, Isle of Man IM2 2QZ.

(d)
None.

(e)
None.

(f)
United States.

14.
(a)
Amy R. Kreisler is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
Her principal occupation is Executive Director, The O. Wayne Rollins Foundation (private charitable trust), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)
None.

(e)
None.

(f)
United States.

15.
(a)
Paul Morton is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
His business address is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(c)
His principal occupation is Managing Director, Morton Management LLC, the business address of which is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(d)
None.

(e)
None.

(f)
United States.

16.
(a)
Pamela R. Rollins is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329

(c)
Her principal occupation is as Board member for Young Harris College, and Board member of National Monuments Foundation and the O. Wayne Rollins Foundation, the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)
None.

(e)
None.

(f)
United States.

17.
(a)
Timothy C. Rollins is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
His principal occupation is Vice President of Rollins Investment Company (management services), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)
None.

(e)
None.

(f)
United States.

18.         Nine family trusts (the “1976 RRR Trusts”) are the general partners of 1997 RRR Grandchildren’s Partnership, which is a reporting person filing this statement. The 1976 RRR Trusts are irrevocable trusts established by R. Randall Rollins for the benefit of his grandchildren and more remote descendants. Gary W. Rollins is a trustee of the 1976 RRR Trusts and exercises de facto control over them. The principal business address of the 1976 RRR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

19.
(a)
Donald P. Carson is a director and the Secretary and Treasurer of LOR, Inc., which is a reporting person filing this statement. He is also a director and the Secretary and Treasurer of Rollins Holding Company, Inc., which is a reporting person filing this statement.

(b)
His business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
His principal occupation is President, RFA Management Company, LLC, the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)
None.

(e)
None.

(f)
United States.

Item 3.
Source and Amount of Funds or Other Consideration

See the Schedule 13D, as amended, for historical information.

Item 4.
Purpose of Transaction

See the Schedule 13D, as amended.

Item 5.
Interest in Securities of the Issuer

(a)-(b)
See the cover pages to this Amendment.

Mr. Thomas Claiborne does not beneficially own any shares of Company Common Stock.

Ms. Amy R. Kreisler beneficially owns 5,397,860 shares of Company Common Stock (2.5%), as to which she shares voting and dispositive power. She has sole voting and dispositive power with respect to 2,367,228 shares and shared voting and dispositive power with respect to 3,030,632 shares. These shares include 2,643,001 shares of Company Common Stock held in a charitable trust of which she is a co-trustee. Also includes 387,631 shares held by the 2002 Amy R. Kreisler Trust, as to which she currently has the power to designate the members of the Investment Committee of the trustee. Excludes 1,554,691 shares of Company Common Stock held indirectly through two family limited partnerships of which Ms. Kreisler is a general partner. Also excludes 1,068,606 shares held by the Estate of R. Randall Rollins, as to which Ms. Kreisler is a co-executor. Also excludes 1,171 shares held by the R. Randall Rollins Voting Trust U/A dated August 25, 1994, as to which Ms. Kreisler is a co-trustee.

Mr. Paul Morton beneficially owns 1,750 shares of Company Common Stock (0.0%) as to which shares he has sole voting and dispositive power.

Ms. Pamela R. Rollins beneficially owns 4,563,607 shares of Company Common Stock (2.1%). She has sole voting and dispositive power with respect to 1,532,975 shares, and shared voting and dispositive power with respect to 3,030,632 shares. These shares include 2,643,001 shares of Company Common Stock held in a charitable trust of which she is a co-trustee. Also includes 387,631 shares held by the 2002 Pamela R. Rollins Trust, as to which she currently has the power to designate the members of the Investment Committee of the trustee. Excludes 1,554,691 shares of Company Common Stock held indirectly through two family limited partnerships of which Ms. Rollins is a general partner. Also excludes 1,068,606 shares held by the Estate of R. Randall Rollins, as to which Ms. Rollins is a co-executor. Also excludes 1,171 shares held by the R. Randall Rollins Voting Trust U/A dated August 25, 1994, as to which Ms. Rollins is a co-trustee.

Mr. Timothy C. Rollins beneficially owns 4,065,890 shares of Company Common Stock (1.9%). He has sole voting and dispositive power with respect to 1,033,728 shares, and shared voting and dispositive power with respect to 3,032,162 shares. These shares include 2,643,001 shares of Company Common Stock held in a charitable trust of which he is a co-trustee. Also includes 1,530 shares of Company Common Stock held by his spouse. Also includes 387,631 shares held by the 2002 Timothy C. Rollins Trust, as to which he currently has the power to designate the members of the Investment Committee of the trustee. Excludes 1,554,691 shares of Company Common Stock held indirectly through two family limited partnerships of which Mr. Rollins is a general partner. Also excludes 1,068,606 shares held by the Estate of R. Randall Rollins, as to which Mr. Rollins is a co-executor. Also excludes 1,171 shares held by the R. Randall Rollins Voting Trust U/A dated August 25, 1994, as to which Mr. Rollins is a co-trustee.

The 1976 RRR Trusts beneficially own 563,593 shares of Company Common Stock (0.3%). They have sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 563,593 shares. These shares include 563,593 shares of Company Common Stock held by 1997 RRR Grandchildren’s Partnership.

WNEG Management Company, LLC beneficially owns 4,815,172 shares of Company Common Stock (2.2%). It has sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 4,815,172 shares. These shares include 4,815,172 shares of Company Common Stock held by WNEG Investments, L.P.

Mr. Donald P. Carson beneficially owns 515,542 shares of Company Common Stock (0.2%). He has sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 515,542 shares. These shares include 515,542 shares of Company Common Stock held in a charitable trust of which he is a co-trustee.

(c)
Except as previously noted in the Schedule 13D, as amended, and below, no transactions in Company common stock were effected by, or with respect to, the reporting persons and the other persons listed in Item 2 within 60 days of the date hereof or June 14, 2021. As set forth below, LOR, Inc. has sold shares of Company common stock into the open market pursuant to Rule 144 under the Securities Act of 1933, as amended:

●
On May 6, 2021, 210,000 shares at a weighted average price per share of $5.4788;

●
On May 7, 2021, 250,000 shares at a weighted average price per share of $5.6469;

●
On May 10, 2021, 200,000 shares at a weighted average price per share of $5.6919;

●
On May 11, 2021, 150,000 shares at a weighted average price per share of $5.4893;

●
On May 12, 2021, 147,385 shares at a weighted average price per share of $5.7358;

●
On May 13, 2021, 140,000 shares at a weighted average price per share of $5.3888;

●
On May 14, 2021, 195,924 shares at a weighted average price per share of $5.7914;

●
On May 17, 2021, 100,000 shares at a weighted average price per share of $5.804;

●
On May 18, 2021, 100,000 shares at a weighted average price per share of $5.6375;

●
On May 19, 2021, 100,000 shares at a weighted average price per share of $5.1459;

●
On May 20, 2021, 100,000 shares at a weighted average price per share of $5.0597;

●
On May 21, 2021, 100,000 shares at a weighted average price per share of $5.0703;

●
On May 24, 2021, 100,000 shares at a weighted average price per share of $5.0449

●
On May 25, 2021, 11,000 shares at a weighted average price per share of $5.0114;

●
On May 27, 2021, 5,000 shares at a weighted average price per share of $5.0043;

●
On June 7, 2021, 34,000 shares at a weighted average price per share of $6.0544;

●
On June 10, 2021, 100,000 shares at a weighted average price per share of $5.7419;

●
On June 11, 2021, 50,000 shares at a weighted average price per share of $5.7780;

●
On June 14, 2021, 150,000 shares at a weighted average price per share of $5.9206;

●
On June 15, 2021, 50,000 shares at a weighted average price per share of $5.9121;

●
On June 17, 2021, 150,000 shares at a weighted average price per share of $5.6585; and

●
On June 18, 2021, 150,000 shares at a weighted average price per share of $5.5387.

In addition, on May 7, 2021, the 1997 RRR Grandchildren’s Partnership made an in-kind distribution of 9,376 shares of Company common stock to one of the 1976 RRR Trusts in partial liquidation of its interest in the Partnership. That Trust immediately distributed the shares to its beneficiary. On May 13, 2021, the Gary W. Rollins Voting Trust U/A dated September 14, 1994 gifted 1,171 shares of Company common stock to the Gary W. Rollins Revocable Trust for no consideration.

(d)
None.

(e)
On May 13, 2021, the Gary W. Rollins Voting Trust U/A dated September 14, 1994 gifted 1,171 shares of Company common stock to the Gary W. Rollins Revocable Trust for no consideration. As a result, it ceased to own any shares of Company common stock, ceased to be a part of the group filing this Amendment, and is no longer the beneficial owner of in excess of 5% of the Company’s common stock.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the Schedule 13D, as amended, for historical information. Except as disclosed in the Schedule 13D, as amended, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.
Material to be Filed as Exhibits

(A)
Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

See the Schedule 13D, as amended, for historical information.

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

/s/ Gary W. Rollins
Date: June 21, 2021

GARY W. ROLLINS, individually, and

As President of LOR, Inc., in its capacity as Manager of

RFT INVESTMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Manager of

RFA MANAGEMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Class A Member of

LOR INVESTMENT COMPANY, LLC, and

As President of

ROLLINS HOLDING COMPANY, INC., and

As Trustee of

GARY W. ROLLINS VOTING TRUST U/A

DATED SEPTEMBER 14, 1994, and

As President of LOR, Inc., in its capacity as Manager of

RCTLOR, LLC, and

As President of

LOR, INC., and

As Co-Trustee of the 1976 RRR Trusts,

each in its capacity as a General Partner of

1997 RRR GRANDCHILDREN’S PARTNERSHIP, and

As Trustee of

GARY W. ROLLINS REVOCABLE TRUST, and

As Sole Manager and Member of

WNEG Management Company, LLC, in its

Capacity as General Partner of

WNEG INVESTMENTS, L.P.

EXHIBIT A

The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by RPC, Inc. is being filed on behalf of each of the undersigned.

/s/ Gary W. Rollins
Date: June 21, 2021

GARY W. ROLLINS, individually, and

As President of LOR, Inc., in its capacity as Manager of

RFT INVESTMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Manager of

RFA MANAGEMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Class A Member of

LOR INVESTMENT COMPANY, LLC, and

As President of

ROLLINS HOLDING COMPANY, INC., and

As Trustee of

GARY W. ROLLINS VOTING TRUST U/A

DATED SEPTEMBER 14, 1994, and

As President of LOR, Inc., in its capacity as Manager of

RCTLOR, LLC, and

As President of

LOR, INC., and

As Co-Trustee of the 1976 RRR Trusts,

each in its capacity as a General Partner of

1997 RRR GRANDCHILDREN’S PARTNERSHIP, and

As Trustee of

GARY W. ROLLINS REVOCABLE TRUST, and

As Sole Manager and Member of

WNEG Management Company, LLC, in its

Capacity as General Partner of

WNEG INVESTMENTS, L.P.